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                                 CONFIDENTIAL

                                                              November 10, 1999

Chesapeake Corporation
James Center II
Richmond, VA 23218-2350

Attention: William T. Tolley
     Senior Vice President Finance & CFO

Re: Commitment Letter--Proposed Tender Financing Credit Facilities

Ladies and Gentlemen:

  Chesapeake Corporation, a Virginia corporation ("Company "), has advised First Union National Bank ("Bank ") that it (a) has formed a corporation ("AcquisitionCo ") to acquire, through an unsolicited and non-negotiated tender offer (the "Tender Offer "), up to all of the issued and outstanding capital stock (the "Shares ") and associated rights to purchase preferred stock (the "Rights ") of a company which you have identified to us ("Target ") for a purchase price per Share not in excess of an amount you have previously identified to us (the "Acquisition "), (b) intends, as promptly as is practicable following the consummation of such Acquisition, merge AcquisitionCo with and into Target, such that the surviving entity of such merger is a wholly-owned subsidiary of Company (the "Merger ") and (c) intends to commence a written consent solicitation requesting shareholders of Target to, among other things, remove and replace Target's Board of Directors (the "Solicitation ").

  In connection with the foregoing, you have informed us that as a result of the Acquisition, existing debt of (a) Target in an outstanding principal amount you have previously identified to us, and (b) Company in an outstanding principal amount you have previously identified to us, is expected to be refinanced (collectively, the "Refinancing ", and, together with the Acquisition, the Tender Offer, the Solicitation, the Merger and the transactions related thereto, the "Transaction "). You have also informed us that Company will require up to $750 million in senior secured credit facilities (the "Credit Facilities ") in order to (i) finance the Tender Offer, (ii) consummate the Refinancing and the Solicitation, (iii) finance the Merger, (iv) pay fees and expenses in connection with the Transaction and (v) provide working capital for, and for the general corporate purposes of, Company and its subsidiaries after consummation of the Merger.

  Based upon and subject to the foregoing and the terms and conditions set forth below, Bank is pleased to confirm to you its commitment to provide the full amount of the Credit Facilities on the terms set forth in the Term Sheet (as defined below) (our "Commitment ") and to act as the sole administrative agent for a syndicate of financial institutions (together with Bank, the "Lenders ") that it intends to form to provide a portion of the Credit Facilities. It is agreed that Bank, through its affiliate, First Union Securities, Inc. ("FUS " or the "Arranger "), will also serve as the sole lead arranger and sole book runner of the Credit Facilities and that no additional agents or co-agents or arrangers will be appointed or fees paid to any other lenders in connection with the Credit Facilities without the prior written consent of Bank and FUS.

  Attached as Exhibit A to this letter is a Summary of Terms and Conditions (the "Term Sheet ") setting forth a summary outline of the principal terms and conditions on and subject to which Bank is willing to make available the Credit Facilities. In addition, whether before or after the closing of the Credit Facilities, Bank shall be entitled, after consultation with you, to change the pricing, structure (including the reallocation of tranches of loans) and/or terms of the Credit Facilities if Bank determines that such changes are necessary in order to ensure a successful pre-closing or post-closing syndication or an optimal credit structure of the Credit Facilities, such right to continue and survive
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(together with your other obligations with respect to syndication provided for herein) until the completion of such syndication notwithstanding any termination of the Commitment or funding under the Credit Facilities; provided that the total amount of the senior secured Credit Facilities remains unchanged.

  Bank and Arranger shall manage all aspects of the syndication of the Credit Facilities, and you agree to assist Bank and to cause, from and after consummation of the Tender Offer and/or the Solicitation, Target to assist Bank in forming such syndicate and to provide Bank and the other Lenders, promptly upon request, with all information reasonably requested by them to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants and (b) all information and projections prepared by you or your advisers relating to the transactions described herein. You also agree to use your best efforts to ensure that Bank's syndication efforts benefit from your existing lending relationships as well as, from and after consummation of the Tender Offer and/or the Solicitation, those of Target. You further agree to make appropriate senior officers and representatives of Company and, from and after consummation of the Tender Offer and/or the Solicitation, Target available to participate in information meetings for potential syndicate members and participants at such times and places as Bank may reasonably request. Bank reserves the right to engage the services of FUS and other of its affiliates in furnishing the services to be performed as contemplated herein and to allocate (in whole or in part) to any such affiliates any fees payable to it in such manner as it and its affiliates may agree in their sole discretion. You agree that Bank may share with any of its officers, affiliates and advisors any information related to the Transaction or any other matter contemplated hereby, on a confidential basis.

  You represent and warrant and covenant that:

    (a) all information which has been or is hereafter made available to Bank by you or any of your representatives or, from and after consummation of the Tender Offer and/or the Solicitation, Target or any of its representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

    (b) all financial projections that have been or are hereafter prepared by you or on your behalf and made available to Bank or any other participant in any Credit Facility have been or will be prepared in good faith based upon reasonable assumptions.

You agree to supplement the information and projections referred to in clauses
(a) and (b) above from time to time until completion of each syndication so that the representations and warranties in the preceding sentence remain correct in all material respects. In arranging and syndicating the Credit Facilities, Bank will use and rely on such information and projections without independent verification thereof.

  In connection with the syndication of the Credit Facilities, Bank may, in its discretion, allocate to other Lenders portions of any fees payable to Bank in connection with the Credit Facilities. You agree that no Lender will receive any compensation of any kind for its participation in any Credit Facility, except as expressly provided for in this letter or in the Fee Letter referred to below or as may be mutually agreed upon in writing.

  The commitments of Bank hereunder are also subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, property, operations, nature of assets, assets, revenues, operations, tax position, liabilities, debt services capacity, condition (financial or otherwise) or prospects of Company or Company and its subsidiaries taken as a whole or Target or Target and its subsidiaries taken as a whole, (b) our not

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being aware after the date hereof of any information or other matter which is inconsistent in a material and adverse manner with any information or other material disclosed to us prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of the Credit Facilities, (d) there not being any competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Company or any of its affiliates or, after consummation of the Tender Offer, Target or any of its affiliates, unless otherwise agreed to by Bank, (e) our review and reasonable satisfaction with the terms of the documentation governing the Transaction, (f) the negotiation, execution and delivery on or before February 29, 2000 of definitive documentation with respect to the Tender Offer Facility (as defined in the Term Sheet) reasonably satisfactory to Bank and its counsel and the negotiation, execution and delivery on or before April 30, 2000 of definitive documentation with respect to the Take-Out Facilities (as defined in the Term Sheet) satisfactory to Bank and its counsel, (g) compliance with all applicable laws and regulations (including without limitation compliance of the Commitment and the transactions described herein, with Regulation U and all other applicable banking laws, rules and regulations), (h) sources and uses of funds being as we have previously discussed, and (i) the other conditions set forth in the Term Sheet. Additionally, it shall be a condition to our commitments hereunder that the definitive documents to be filed with the Securities and Exchange Commission with respect to the commencement of the Tender Offer (including the Target shareholder consent solicitation materials) shall be provided to us prior to the commencement of the Tender Offer and that all matters relating to the Credit Facilities and the financing of the Transaction shall be in form and substance reasonably satisfactory to us.

  The reasonable out-of-pocket costs and expenses of Bank and Arranger (including, without limitation, the fees and expenses of Mayer, Brown & Platt, counsel to Bank and any appropriate local counsel and Bank's due diligence, syndication and other out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and otherwise in connection with the Transaction shall be for your account and shall be payable initially on the earlier to occur of the initial funding under the Credit Facilities or upon termination or expiration of the Commitments and thereafter on demand. You further agree to indemnify and hold harmless each Lender, Bank and Arranger and each director, officer, employee, affiliate and agent of each thereof (each, an "indemnified person ") against, and to reimburse each indemnified person, upon its demand, for, any losses, claims, damages, liabilities or other expenses ("Losses ") to which such indemnified person may become subject insofar as such Losses arise out of or in any way relate to or result from the Transaction or any aspect thereof, this letter or the financings contemplated hereby, including, without limitation, Losses consisting of legal or other expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such indemnified person is a party thereto); provided that the foregoing will not apply to any Losses of an indemnified person to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such indemnified person. Your obligations under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination or expiration of this letter or the offer contained herein. Neither Bank nor Arranger nor any of their affiliates nor any other indemnified person shall be responsible or liable to any other person or entity for consequential damages which may be alleged as a result of this letter or the financings contemplated hereby and neither Bank nor any other indemnified person shall be responsible or liable for any damages which may be alleged as a result of its failure, in accordance with the terms of this letter, to provide or participate in the Credit Facilities.

  The provisions of this letter are supplemented as set forth in, and are conditioned upon, a separate confidential fee letter dated the date hereof from us to you (the "Fee Letter ") and are subject to the terms of such Fee Letter. By executing this letter, you acknowledge that this letter and the Fee Letter are the only agreements between you and Bank with respect to the Credit Facilities and set forth

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the entire understanding of the parties with respect thereto. This letter and the Fee Letter and the respective obligations and rights hereunder and thereunder shall not be delegated or assigned by you without our prior written consent. This letter may not be amended or otherwise modified except pursuant to a writing signed by each of the parties hereto. This letter may be executed by the signatories hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same letter. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, THIS COMMITMENT LETTER AND THE FEE LETTER, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION HEREWITH OR THEREWITH.

  By your acceptance hereof, you agree that neither this letter (including, without limitation, the Term Sheet), the Fee Letter, nor any of their terms or substance, shall be disclosed, directly or indirectly, to any other person except (a) this letter and the Term Sheet (but not the Fee Letter) may be disclosed to Target and those of your employees, agents and advisers who are directly involved in the consideration of this matter and (b) this letter, the Term Sheet and the Fee Letter may be disclosed if and to the extent disclosure is compelled in a judicial or administrative proceeding or as otherwise required by law or by an express request from the Securities and Exchange Commission (provided that in any such case Company shall request, to the maximum extent possible, confidential treatment for the Fee Letter) (and in each such event of permitted disclosure you agree promptly to inform us and, to the extent not proscribed by such proceeding or legal requirement, provide us with a reasonable opportunity to review and comment upon the contents of such disclosure). Your obligations under this paragraph shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination or expiration of this letter or the offer contained herein.

  If you are in agreement with the foregoing, please sign and return to Bank and Arranger the enclosed copies of this letter and the Fee Letter (together with payment of the fees described therein) no later than 3:00 p.m., New York time, on December 2, 1999, at which time this offer shall terminate (and we shall have no obligations whatsoever to you) unless prior thereto we shall have received signed copies of such letters and payment of such fees. Following your execution and delivery of this letter and the Fee Letter in accordance with the preceding sentence, our commitments hereunder shall terminate (and we shall have no obligations whatsoever to you) at 5:00 p.m., New York time, on February 29, 2000 unless on or prior to such time definitive documentation with respect to the Tender Offer Facility satisfactory to us and our counsel has been executed and delivered by you, any applicable Lenders and us and at 5:00 p.m., New York time, on April 30, 2000, unless on or prior to such time, definitive documentation with respect to the Take-Out Facilities satisfactory to us and our counsel has been executed and delivered by you, the applicable Lenders and us.

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  We took forward to working with you on this transaction.

                                          Sincerely,

                                          First Union National Bank

                                              /s/ Charles W. Lockyer
                                          By: _________________________________
                                            Title:Vice President

                                          First Union Securities, Inc.

                                              /s/ Ted Swimmer
                                          By: _________________________________
                                            Title:

Accepted and agreed to as of the
 date first above written:

Chesapeake Corporation

  /s/ William T. Tolley
By: _________________________________
  Title: Senior Vice President--
         Finance and Chief Financial
         Officer

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                                                                      EXHIBIT A

             $750,000,000 CHESAPEAKE CORPORATION CREDIT FACILITIES

                        Summary of Terms and Conditions

                                                              November 10, 1999

  (Unless otherwise defined, terms used and not defined in this Summary of Terms and Conditions have the meanings assigned thereto in the letter agreement dated November 10, 1999 (the "Commitment Letter"), to which this Summary of Terms and Conditions is an exhibit.)

                               ----------------

I.Parties

  Borrower:                  Collectively, Chesapeake Corporation, a Virginia
                             corporation ("Company"), and/or a newly-formed wholly-owned subsidiary thereof established solely for the purpose of being an acquisition vehicle named Sheffield, Inc., a Delaware corporation ("AcquisitionCo").

  Lead Arranger and Sole
  Book Runner:
                             First Union Securities, Inc. ("FUS")

  Administrative Agent:      First Union National Bank (in such capacity, the
                             "Administrative Agent").

  Lenders: The banks, financial institutions and other entities, including Bank, selected by the Arranger in the syndication effort (collectively, the "Lenders").

  Letter of Credit Issuer:   Bank (or another Lender selected by the
                             Administrative Agent).

II.Type and Amount of Facilities

  A.Tender Offer Facility:   A 90-day senior, secured short-term bridge term
                             loan facility (the "Tender Offer Facility") in the aggregate principal amount of the lesser of
                             (a) up to $750 million (the "Tender Offer
                             Facility Commitment Amount") and (b) the sum of
                             (i) the amount necessary to make payment for all of the Shares of Target tendered and purchased pursuant to the Tender Offer, (ii) the amount necessary to refinance certain indebtedness of Company and Target previously identified by Company to the Administrative Agent, (iii) the amount necessary to provide for the working capital needs of Company during this period, and
                             (iv) the amount necessary to pay the Transaction costs and expenses due on the Tender Offer
                             Closing Date.

  Availability:              The Tender Offer Facility shall be available in a
                             single drawing on the date upon which the conditions precedent to such borrowing set forth in Articles V.A. and V.C. below are satisfied
                             (the "Tender Offer Closing Date").

  Amortization:
                             The Tender Offer Facility shall amortize in a single installment on the date on which the earlier of (a) the 90th day following the

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                             drawing of the Tender Offer Loan and (b) the date
                             consummation of the Merger occurs.

  Use of Proceeds:           The proceeds of the loans under the Tender Offer
                             Facility (the "Tender Offer Loans") shall be used by the Borrower to (a) pay for the purchase of Shares tendered and purchased pursuant to the Tender Offer at a purchase price not greater than the price per Share previously identified by you to us, (b) refinance certain indebtedness of Company and Target previously identified by Company to the Administrative Agent, (c) provide for the working capital needs of Company during this period, and (d) pay for Transaction fees and expenses in connection with the Transaction.

B.Take-Out Facilities:

  1.Term Loan Facilities:

    (a)Eighteen Month Facility

      Type of Facility:      Eighteen Month Facility: an eighteen month
                             senior, secured term loan facility in the aggregate principal amount of $150,000,000 (the
                             "Eighteen Month Facility").

      Availability:          The Eighteen Month Facility shall be available in
                             a single drawing on the date upon which the conditions precedent to such borrowing set forth
                             Articles V.B. and V.C. below are satisfied (the
                             "Take Out Closing Date").

      Amortization:          Bullet maturity on the date that is eighteen
                             months after the Take-Out Closing Date.

    (b)Term A Facility

      Type of Facility:      Term A Loan Facility: a five year senior, secured
                             term loan facility in the aggregate principal amount of $200,000,000 (the "Term A Loan
                             Facility").

      Availability:          The Term A Loan Facility shall be available in a
                             single drawing on the date upon which the conditions precedent to such borrowing set forth in Articles V.A. and V.C. below are satisfied.

      Amortization:          To be mutually agreed upon.

    (c)Term B Facility

      Type of Facility:      Term B Loan Facility: a six year senior, secured
                             term loan facility in the aggregate principal amount of $250,000,000 (the "Term B Loan
                             Facility", and, together with the Eighteen Month
                             Facility and the Term A Loan Facility, the "Term
                             Loan Facilities").

      Availability:          The Term B Loan Facility shall be available in a
                             single drawing on the date upon which the conditions precedent to such borrowing set forth in Articles V.A. and V.C. below are satisfied.

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      Amortization:          1% of amount of facility in each of the first
                             five years after the Take-Out Closing Date; 95% of amount of facility in the sixth year after the Take-Out Closing Date.

    (d) Use of Proceeds      The proceeds of the loans under the Term Loan
        of the "Term         Facilities (the "Term Loans") shall be used by
        Loan Facilities:     the Borrower and its subsidiaries to (a) provide,
                             on the same terms and conditions as provided for in the Tender Offer, for the "cash out" payment at not more than the price per Share previously identified by you to us for all outstanding
                             Shares not tendered and purchased pursuant to the Tender Offer, (b) refinance the Tender Offer
                             Loans and (c) refinance certain indebtedness of the Company.

  2. Revolving Credit Facility:

      Type of Facility:      A secured revolving credit facility in the
                             aggregate principal amount of $150,000,000 (the
                             "Revolving Credit Facility", and, together with the Term Loan Facilities, the "Take-Out
                             Facilities", and, together with the Tender Offer
                             Facility, the "Credit Facilities"), pursuant to which (a) loans may be borrowed, repaid and reborrowed by the Borrower (the "Revolving
                             Loans", and, together with the Tender Offer Loans and the Term Loans, the "Loans") and (b) letters of credit may be issued, reimbursed and re-issued on behalf of the Borrower, subject to the subfacility limit described below (the "Letters of Credit").

      Availability:          The Revolving Credit Facility shall be available
                             on a revolving basis during the period commencing on the Take-Out Closing Date and ending on the fifth anniversary thereof (the "Termination
                             Date").

      Letter of Credit
      Sub-Facility Availability:
                             Outstanding Letters of Credit and related reimbursement obligations may not at any time exceed an aggregate amount to be agreed upon. Each issuance of a Letter of Credit will constitute usage under the Revolving Credit Facility and will reduce availability of Revolving Loans dollar for dollar. Letters of Credit must expire on the earlier of (a) one year from the date of issuance and (b) five days prior to the Termination Date. Drawings under each Letter of Credit shall be reimbursed by the Borrower on the same business day. To the extent that the Borrower does not so reimburse the Letter of Credit Issuer, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Letter of Credit Issuer on a pro rata basis.

      Maturity:              Five years from the Take-Out Closing Date.

      Use of Proceeds:       The proceeds of the loans under the Revolving
                             Credit Facility (the "Revolving Loans") shall be used by the Borrower and its subsidiaries to (a) refinance the Tender Offer Loans, (b) refinance certain indebtedness, finance capital expenditures, certain permitted acquisitions and for working capital and general

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                             corporate purposes, and (c) pay for Transaction
                             fees and expenses in an amount which, when added to the amount of Transaction fees and expenses paid for out of proceeds of the Tender Offer Loans, do not exceed approximately $50 million. The Letters of Credit shall be used by the Borrower and its subsidiaries for working capital purposes.

III. General Payment Provisions

  Fees and Interest Rates:   As set forth on Annex I hereto.

  Optional Prepayments and   Loans may be prepaid and commitments may be
  Commitment Reductions:     reduced by the Borrower in minimum amounts and in
                             integral multiples to be mutually agreed upon, without premium or penalty, but subject to breakage costs. Proceeds shall be applied to the Term Facilities and then to the Revolving Credit
                             Facility.

  Mandatory Prepayments      Customary for financings of this type, including
  and Commitment             on account of (a) 100% of net insurance and
  Reductions:                condemnation proceeds paid on account of the loss
                             of or damage to or the condemnation of, as the case may be, any asset of the Borrower or any of its subsidiaries not used in certain permitted situations to repair, restore or replace such asset within a period to be agreed upon, (b) 100% of the net proceeds of permitted asset sales by the Borrower and its subsidiaries (except for those in the ordinary course of business), (c)
                             100% of the net cash proceeds of debt issuances and 50% (but 100% prior to the Take-Out Closing
                             Date) of the net cash proceeds of public and private equity issuances of the Borrower and its subsidiaries and any parent company and (d) 50% of Excess Cash Flow (to be defined). All such reductions after the Take-Out Closing Date shall be applied first to the Term Facility (and within the Term Facility, first to the Eighteen Month
                             Facility) and then to the Revolving Credit
                             Facility. At such time as the Eighteen Month
                             Facility has been paid in full and either (x) a certain mutually agreeable Debt to EBITDA Ratio has been achieved or (y) Company achieves an investment grade rating on its senior unsecured unsupported long-term debt by either Standard &
                             Poor's Ratings Group or Moody's Investors
                             Service, Inc., certain of the foregoing
                             prepayment requirements will be reduced or eliminated.

IV. Guarantees and Collateral

  Guarantees:                Each of the material direct and indirect
                             subsidiaries of Company (the "Guarantors", and, together with Company, the "Credit Parties") shall guarantee the Credit Facilities, subject to exceptions to be mutually agreed upon (including, for example, non-U.S. subsidiaries shall not be required to deliver guarantees to the extent it would result in material increased tax or similar liabilities for Company and its subsidiaries on a consolidated basis). After payment in full of the Eighteen Month Facility and either (x) achievement of a Debt to EBITDA Ratio to be mutually determined or (y) achievement of an investment grade rating on

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

                             the senior unsecured unsupported long-term debt of Company by either Standard & Poor's Ratings Group or Moody's Investors Service, Inc., all of such guaranties will be released.

  Collateral:                The Credit Facilities shall be secured by (a) a
                             first-priority pledge of material assets of the Company and its subsidiaries, including the assets purchased in connection with the financing, (b) a first-priority perfected security interest on all capital stock of the Company's material existing and future subsidiaries (including all joint venture interests), including the Shares purchased pursuant to the Tender Offer; provided that no more than 65% of the equity interests of non-U.S.
                             subsidiaries will be required to be pledged as security in the event that a pledge of a greater percentage would result in material increased tax or similar liabilities for Company and its subsidiaries on a consolidated basis and (c) a first-priority perfected security interest in all of the present and future material assets of the Company and its material and future subsidiaries.
                             After payment in full of the Eighteen Month
                             Facility and either (x) achievement of a Debt to EBITDA Ratio to be mutually determined or (y) achievement of an investment grade rating on the senior unsecured unsupported long-term debt of Company by either Standard & Poor's Ratings Group or Moody's Investors Service, Inc., all of such collateral will be released.

V.Certain Conditions

  A. Conditions to the       The availability of the Tender Offer Facility
     Tender Offer            shall be conditioned upon the substantially
     Facility:               concurrent satisfaction of customary conditions
                             for financings of this nature, including the following conditions precedent, on or before February 29, 2000:

                             1. Execution and delivery of satisfactory credit,
                                guarantee, security and other related
                                documentation embodying the structure, terms and conditions of the Tender Offer Facility contained herein (collectively, the "Tender Offer Credit Documentation").

                             2. The Tender Offer shall have been consummated
                                (a) at a price not exceeding the price per Share previously identified by you to us, (b) such that a majority of the Shareholders of Target shall have elected the requisite number of board of directors to approve the Merger and such majority Shareholders shall take all requisite actions to amend "poison pill," "shark repellant" or other similar items (including such actions so that the Tender Offer is approved pursuant to Section 203 of the Delaware General Corporation Law or the Administrative Agent being satisfied that the provisions of such Section 203 are invalid or inapplicable to the Tender Offer and Merger (by action of Target's Board of Directors or otherwise)) that could prevent or delay the Merger and (c) such that (i) AcquisitionCo shall have accepted for purchase Shares which were validly

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

                               tendered (and not withdrawn) and which when added to the Shares already held by AcquisitionCo constitute at least 50.1% (on a fully diluted basis) of the issued and outstanding common stock of Target and (ii) the Rights have been redeemed by Target's Board of Directors, or the Administrative Agent otherwise shall be satisfied that such Rights are otherwise invalid or inapplicable to the transactions contemplated by the Tender Offer. There shall not exist (a) any order, decree, judgment, ruling or injunction which restrains the consummation of the Credit Facilities or the consummation of the Tender Offer or Merger in the manner contemplated hereby, and (b) any pending or threatened action, suit, investigation or proceeding which would reasonably be expected to materially and adversely affect the Borrower and its subsidiaries, taken as a whole, or Target and its subsidiaries, taken as a whole, any transaction contemplated hereby or the ability of the Borrower and its subsidiaries to perform their obligations under the documentation for the Credit Facilities or the ability of the Lenders to exercise their rights thereunder. The documentation for, and the terms and conditions of, the Tender Offer and the Proxy Solicitation shall not be modified, amended or waived in any material respect without the prior written consent of the Administrative Agent.

                            3. The Administrative Agent shall have received a
                               duly completed Federal Reserve Form U-1 in connection with the Tender Offer and shall be satisfied that the Tender Offer Facility will be in full compliance with Regulation U.

                            4. The Administrative Agent shall be satisfied
                               that AcquisitionCo is a single purpose
                               acquisition vehicle that has been and will be "sterilized", preventing it from engaging in any business activity, other than holding the stock of Target (and no changes in its corporate structure, including the creation of any new subsidiaries or the merging or liquidation of any existing subsidiaries, shall be permitted without the consent of the Administrative Agent and the Lenders).

                            5. All amounts outstanding under the debt
                               agreements refinanced pursuant to the
                               Refinancing shall have been repaid in full (and all commitments to make extensions of credit thereunder shall have been terminated) and all liens, if any, with respect thereto shall have been released, in each case on terms reasonably satisfactory to the Administrative Agent and the Administrative Agent shall be reasonably satisfied that concurrent with the closing of the Credit Facilities, all pre-existing secured debt of the Company and its subsidiaries (other than capital leases and other indebtedness to be mutually agreed upon) shall be repaid in full. No other indebtedness shall exist at the operating company level (other than existing capital leases and certain guarantees).

                            6. The capital structure (including, without
                               limitation, the terms and amount of each component thereof) of the Company and its subsidiaries (including Target) immediately before and after each aspect of the Transaction and the equity contribution by Borrower to AcquisitionCo in an amount not less than $350,000,000 to be used for the purchase of the tendered Shares (and such amount shall be applied in full to such purchase prior to any drawing under the Credit Facilities) shall be satisfactory in all respects to the Administrative Agent.

                            7. The Lenders and the Administrative Agent shall
                               have received all fees required to be paid on or before the Tender Offer Closing Date and all expenses in connection herewith and therewith.

                            8. All governmental and third party approvals
                               necessary or advisable in connection with the Transaction (including the financing contemplated hereby) and the continuing operations of Company and its subsidiaries (after giving effect to the consummation of the Transaction), including Hart-Scott Rodino filings, shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Transaction or the financing thereof; and the prompt consummation of the Merger after the Tender Offer Closing Date could not reasonably be expected to be restrained, prevented or otherwise subject to material adverse conditions.

                            9. No material adverse change in the business,
                               assets, financial condition, revenues, tax position, debt service capacity, operations or prospects of any of the Borrower or any of its subsidiaries including Target, taken as a whole, since the date of their latest audited financial statements.

                            10. The Lenders shall have received (a) guarantees
                                and first-priority security interests, as set forth above under the captions "Guarantees" and "Collateral", respectively, in each case to the satisfaction of the Administrative Agent and (b) the results of a recent lien search in each of the jurisdictions and offices where assets constituting Collateral are located or recorded and such search shall reveal no liens on any such assets except to the extent consented to by the Administrative Agent.

                            11. The Lenders shall have received a letter
                                agreement from the Company that suspends its ability to borrow under the existing credit facility agented by Bank with Company so long as the Commitment Letter is in effect, in form and substance reasonably satisfactory to the
                               Administrative Agent.

                            12. The Lenders shall have received such opinions
                                (including (a) legal opinions (including, without limitation, opinions relating to the Tender Offer) and (b) copies of a customary "fairness" opinion), instruments, certificates (including solvency certificates) and other documents as are customary for transactions of this type or as they may reasonably request.

  B. Conditions to the      The availability of the Take-Out Facilities shall
     Take-Out               be conditioned upon the substantially concurrent
     Facilities:            satisfaction of customary conditions for
                            financings of this nature, including the following conditions precedent, on or before the 90th day following the Tender Offer Closing Date:

                            1. Execution and delivery of satisfactory credit,
                               guarantee, security and other related
                               documentation embodying the structure, terms and conditions of the Credit Facilities contained herein (collectively, the "Take-Out Credit Documentation", and, together with the Tender Offer Credit Documentation, the "Credit Documentation").

                            2. The Merger shall have been consummated and no
                               provision of the tender offer materials
                               relating thereto thereof shall have been waived, amended, supplemented or otherwise modified in a manner which could reasonably be expected to be materially adverse to the rights or interests of the Administrative Agent or the Lenders.

                            3. The Administrative Agent shall be reasonably
                               satisfied with all aspects of the Transaction consummated on the Take-Out Closing Date, including, without limitation, the aggregate sources and uses of proceeds utilized to consummate the same (including fees and expenses previously paid in connection with the Tender Offer, together with all fees and expenses payable in connection with the Take-Out Facilities and the Merger, not exceeding approximately $50 million in the aggregate) and the terms of all agreements and documents relating to the Transaction.

                            4. No material adverse change in the business,
                               assets, financial condition, revenues, tax position, debt service capacity, operations or prospects of the Borrower and its subsidiaries including Target, taken as a whole, since the date of their last audited financial statements.

                            5. The Lenders and the Administrative Agent shall
                               have received all fees required to be paid on or before the Take-Out Closing Date and all expenses in connection herewith and therewith.

                            6. The Lenders shall have received satisfactory
                               unaudited interim consolidated financial statements for each quarterly period ended prior to the Take-Out Closing Date of

                               Company and its subsidiaries and of Target and its subsidiaries.

                            7. The Lenders shall have received a satisfactory
                               pro forma consolidated balance sheet of Company (inclusive of Target and its subsidiaries) as at the date of the most recent consolidated balance sheet delivered pursuant to paragraph 6 above, adjusted to give effect to the consummation on the Take-Out Closing Date of the Transaction (including the financings contemplated hereby).

                            8. The Lenders shall have received guarantees and
                               first-priority security interests, as set forth above under the captions "Guarantees" and "Collateral", respectively, as well as an insurance broker's letter, in each case to the reasonable satisfaction of the Administrative Agent.

                            9. The Lenders shall have received environmental
                               reports (including Phase I reports) on all material real properties on which mortgages shall be required to be provided to the Administrative Agent from independent consultants satisfactory to the Administrative Agent, which reports shall be reasonably satisfactory in all respects to the Administrative Agent and shall expressly permit the Administrative Agent and the Lenders to rely thereon, and the coverage of any issues disclosed in such reports shall be reasonably satisfactory to the Administrative Agent.

                            10. The Lenders shall have received (a)
                                satisfactory audited consolidated financial statements for the three most recent fiscal years ended prior to the Take-Out Closing Date of Company and its subsidiaries and of Target and its subsidiaries and (b) satisfactory unaudited interim consolidated financial statements for each quarterly period ended subsequent to the date of the latest financial statements delivered pursuant to clause (a) of this paragraph as to which such financial statements are available of Company and its subsidiaries and of Target and its subsidiaries.

                            11. The Lenders shall have received a satisfactory
                                business plan for fiscal year 2000,
                                satisfactory financial projections for the term of the Credit Facilities and a satisfactory written analysis of the business and prospects of Company and its subsidiaries (including Target and its subsidiaries) for the term of the Credit Facilities.

                            12. The Lenders shall have received such opinions
                                (including legal opinions (including, without limitation, opinions relating to the Merger)), instruments, certificates (including solvency certificates) and other documents as are customary for transactions of this type or as they may reasonably request.

  C. Conditions to each      The making of each extension of credit (including
     Credit Extension:       the initial loans under the Tender Offer Facility
                             and the Take-Out Facilities) shall be conditioned upon (a) all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) being true and correct in all material respects and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

VI. Representations,         The Credit Documentation shall contain
    Warranties,              representations, warranties, covenants and events
    Covenants and            of default applicable to the Borrower and each
    Events of Default        other Credit Party and their respective
                             subsidiaries customary for financings of this type and other terms reasonably deemed appropriate by the Lenders, including, without limitation:

  Representations and        Accuracy of financial statements (including pro
  Warranties:                forma financial statements); absence of
                             undisclosed liabilities; no material adverse change; corporate existence; compliance with law;
                             corporate power and authority; authorization by Board of Directors of the Borrower;
                             enforceability of Credit Documentation; no conflict with law or material contractual obligations; no material litigation; absence of any material obligations or liabilities of the subsidiaries; no default; ownership of property;
                             liens; intellectual property; no burdensome restrictions; taxes; compliance with Regulations
                             T and U and other Federal Reserve regulations;
                             existence and validity of all material
                             governmental consents and permits; ERISA;
                             Investment Company Act; environmental matters;
                             accuracy of disclosure; creation, perfection and priority of security interests and Year 2000 matters.

  Affirmative Covenants:     Delivery of financial statements, reports,
                             accountants' letters, projections, officers' certificates and other information requested by the Lenders; payment of other obligations;
                             continuation of business and maintenance of existence and material rights and privileges;
                             compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records;
                             right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; maintenance of capital expenditures and compliance with environmental laws. Certain of the affirmative covenants shall be subject to customary "baskets" to be mutually agreed upon.

  Financial Covenants:       Financial Covenants shall be comprised of
                             EBITDA/Interest, Debt/EBITDA and limitation on capital expenditures.

  Negative Covenants:        Customary for financing of this type, including
                             without limitation, limitations on: indebtedness
                             (including preferred stock); liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets;
                             leases; dividends and other payments in respect of capital stock; capital expenditures;

                             investments, loans and advances; payments and modifications of subordinated and other debt instruments; no material modification of tender offer or merger documentation; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses; and changes in lines of business. Certain of the negative covenants shall be subject to customary "baskets" to be mutually agreed upon.

  Events of Default:         Nonpayment of principal when due; nonpayment of
                             interest, fees or other amounts; material inaccuracy of representations and warranties;
                             violation of covenants (subject, in the case of certain affirmative covenants, to a 30-day grace period); cross-default to any other indebtedness of the Borrower; bankruptcy of Borrower, a restricted subsidiary or any other material subsidiary; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document, subordination provisions or security interest; failure of the Merger to occur by April 30, 2000; and a change of control. Certain of the events of default shall include customary grace periods and/or baskets to be mutually agreed upon.

VII.Certain Other Terms

  Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding commitments representing not less than a majority of the aggregate amount of the commitments under the Credit Facilities (the "Required Lenders"), except that (a) the consent of each Lender directly affected thereby shall be required with respect to certain customary issues and (b) the consent of 100% of the Lenders shall be required with respect to certain customary issues. The Credit Documentation will contain customary tranche voting provisions.

  Assignments and            The Lenders shall be permitted to assign and sell
  Participations:            participations in their Facilities to affiliates
                             or one or more banks, financial institutions or other entities that are eligible assignees, subject, in the case of assignments (other than to another Lender or to an affiliate of the assigning Lender), to the consent of the Administrative Agent and Borrower (which consent in each case shall not be unreasonably withheld and, in the case of the Borrower, shall not be required during a default or event of default) and to the payment by the assigning Lender to the Administrative Agent of a $3,500 transfer fee. In the case of partial assignments, the minimum assignment amount shall be $5,000,000 (unless, in each case, an assigning Lender's aggregate interest is less than $5,000,000, in which case the full amount remaining may be assigned) and, after giving effect thereto, the assigning Lender shall have commitments and Loans aggregating at least $5,000,000. Upon such assignment, such affiliate entity shall become a Lender for all purposes of the loan documentation. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to certain customary issues. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

  Yield Protection:          The Credit Documentation shall contain customary
                             provisions (a) protecting the Lenders against loss of yield resulting from changes in reserve, tax, capital adequacy, funding losses, illegality, changes to existing regulations and other requirements of law and from the imposition of withholding or other taxes (collectively, "increased costs") and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

  Expenses and               The Borrower shall pay (a) all reasonable out-of-
  Indemnification:           pocket expenses of the Administrative Agent
                             associated with the syndication of the Credit
                             Facilities and the preparation, execution, delivery and administration of the Credit
                             Documentation and any amendment or waiver with respect thereto and all other aspects of the Transaction (including the reasonable fees and disbursements and other charges of counsel) and
                             (b) all out-of-pocket expenses of the
                             Administrative Agent and the Lenders in
                             connection with the enforcement of the Credit
                             Documentation (including the fees and
                             disbursements and other charges of counsel).

                             The Borrower shall indemnify, pay and hold harmless the Administrative Agent, the Arranger and the Lenders (and their respective directors, officers, employees and agents) against any loss, liability, cost or expense in respect of any aspect of the Transaction, the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

  Governing Law and Forum:   State of New York.

  Counsel to the             Mayer, Brown & Platt.
  Administrative Agent:

This indicative Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in the definitive credit documentation.

                                                                    ANNEX I
                                                                    to EXHIBIT
                                                                    A

                           INTEREST AND CERTAIN FEES

Interest Rate Options:       The Borrower may elect that all or a portion of
                             the Loans borrowed by it bear interest at a rate per annum equal to (a) the Alternate Base Rate plus the Applicable Margin with respect thereto or (b) the Eurodollar Rate plus the Applicable
                             Margin with respect thereto. For purposes hereof:

                             "Alternate Base Rate" means the higher of (i) the rate of interest established by Bank as its base or prime rate in effect at its principal office in New York City (the "Prime Rate") and (ii) the federal funds effective rate from time to time plus .50%;

                             "Eurodollar Rate" means the rate (grossed-up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurocurrency deposits in U.S. dollars for one, two, three or six months, or if available to all banks, nine or twelve months (as selected by the Borrower) are offered by Bank in the London interbank eurocurrency market; provided that the Tender Offer Loan may not be converted/continued as a Eurodollar Loan having an interest period of more than three months.

Applicable Margin:           The Applicable Margin with respect to the Tender
                             Offer Facility shall be (a) initially 275 basis points (until 2 months after the Tender Offer
                             Closing Date), such rate to increase by 25 basis points if not repaid within 2 months of the Tender Offer Closing Date and shall increase by another 25 basis points thereafter until repaid with respect to Loans bearing interest based on the Eurodollar Rate ("Eurodollar Loans") and (b) initially 175 basis points (until 2 months after the Tender Offer Closing Date), such rate to increase by 25 basis points if not repaid within 2 months after the Tender Offer Closing Date and to increase by another 25 basis points thereafter until repaid with respect to Loans bearing interest based on the Alternate Base Rate ("Base
                             Rate Loans").

                             The Applicable Margin with respect to (a) the Revolving Credit Facility, the Eighteen Month Facility and the Term A Facility shall initially be 250 basis points with respect to Eurodollar Loans and 150 basis points with respect to Base Rate Loans and the Term B Facility shall be 275 basis points with respect to Eurodollar Loans and 175 with respect to Base Rate Loans. Reductions in the Applicable Margin with respect to the Revolving Facility, the Eighteen Month Facility, the Term A Facility and, to some extent, the Term B Facility shall be available in a manner to be determined and based on the Debt/EBITDA Ratio (to be defined).

Interest Payment Dates:      In the case of Base Rate Loans, in arrears on the
                             last business day of each calendar quarter.

                             In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:             The Borrower shall pay to the Administrative
                             Agent, for the ratable benefit of the Lenders, a commitment fee on the average daily unused portion of the Credit Facilities, payable quarterly in arrears on the last business day of each calendar quarter, and calculated (a) during the first 180 days of the Credit Facilities, at 40 basis points per annum and (b) thereafter, reductions thereon calculated based on the Debt/EBITDA Ratio (to be determined).

Letter of Credit Fees:       The Borrower shall pay to the Administrative
                             Agent, for the ratable benefit of the Lenders, a letter of credit fee on the aggregate amount available under outstanding Letters of Credit, payable in arrears on the last business day of each calendar quarter, and calculated at a per annum rate equal to the Applicable Margin under the Revolving Credit Facility with respect to Eurodollar Loans from time to time in effect. The
                             Borrower shall also pay to the Letter of Credit
                             Issuer, for its own account, a letter of credit fronting fee on the aggregate amount available under each Letter of Credit issued, payable in arrears on the last business day of each calendar quarter, and calculated at a per annum rate to be determined.

Default Rate:                At any time when the Borrower is in default in
                             the payment of any amount due under the Credit
                             Facilities or any other event of default shall have occurred and be continuing, the principal of all Loans shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at the rate applicable to Base Rate
                             Loans plus the applicable margin plus 2%.

Rate and Fee Basis:          All per annum rates shall be calculated on the
                             basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.